Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808

+1 215 994 4000 Main

+1 215 994 2222 Fax

www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com

+1 215 994 2510 Direct

+1 215 655 2510 Fax

August 16, 2017

VIA EDGAR

Marianne Dobelbower, Esq.

Kristy Von Ohlen

Laura Hatch

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	FS Global Credit Opportunities Fund—ADV

Post-Effective Amendment No. 4 to Registration Statement on Form N-2 (File No. 333-209621) and Amendment No. 6 to Registration Statement on Form N-2 (File No. 811-23138)

Dear Mses. Dobelbower, Von Ohlen and Hatch:

On behalf of FS Global Credit Opportunities Fund—ADV (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a telephone conversation on August 15, 2017 regarding the Company’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-209621) and Amendment No. 6 to the Registration Statement on Form N-2 (File No. 811-23138) filed on June 6, 2017 (the “Registration Statement”). For your convenience, a summary of the Staff’s comment is presented in bold, italicized text below, and the comment is followed by the Company’s response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement.

Please provide an explanation regarding how the Company intends to revise the accounting treatment for the distribution fees, and how such revision will be implemented in the Company’s semi-annual report for the six month period ended June 30, 2017.

The Company respectfully submits that the Company will accrue the annual distribution fee for Shares commencing upon the initial sale of Shares in the Company’s continuous public offering until an investor reaches the sales charge cap (as defined in the Registration Statement). The Company evaluated this accrual of the annual distribution fee, which it implemented effective June 30, 2017, and determined that it did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Marianne Dobelbower, Esq. Kristy Von Ohlen Laura Hatch August 16, 2017 Page 2

The Company’s unaudited consolidated statement of assets and liabilities as of June 30, 2017 will reflect a liability for accrued distribution fees titled “Distribution fees payable”. Also, the Company’s unaudited statement of operations for the six months ended June 30, 2017 will include distribution fees as an operating expense. Additionally, the Company will add the following disclosure to Note 4 (Related Party Transactions) of its unaudited financial statements as of and for the six months ended June 30, 2017:

“The annual distribution fee accrues daily commencing upon the initial sale of common shares of beneficial interest in the Company’s continuous public offering until an investor reaches the sales charge cap, as defined below. The accrual as of and for the six months ended June 30, 2017 reflects amounts beginning with the initial sale of common shares of beneficial interest in the Company’s continuous public offering through June 30, 2017. Annual distribution fees will paid on a monthly basis beginning in the third quarter of 2017.”

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Stephen S. Sypherd

FS Global Credit Opportunities Fund—ADV